Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Scooterson Inc.
548 Market St #71050
San Francisco, CA 94104
https://scooterson.com

Up to $145,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Scooterson Inc.
Address: 548 Market St #71050, San Francisco, CA 94104
State of Incorporation: DE
Date Incorporated: August 12, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $145,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.

Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.

Maturity Date: June 30, 2023
Valuation Cap: $19,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 1.0%

Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One Vote per Share.

Material Rights:

<p>One Vote per Share only applies to Founder. The undelrying Security in which the Convertible Note will convert is Common Stock with no voting rights.</p>

The Company currently has approximately $[312,000 in SAFEs (subscriptions receivable) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based Perks*</u>

$300+ | $300

1x Coupon of $600 to be redeemed when you purchase a Rolley+ scooter.

Time-Limited for the first 30 days

$400+ | $400

1x Coupon of $800 to be redeemed when you purchase a Rolley+ scooter.

Time-Limited for the first 30 days

$4000+ | $4000

1x Coupon of $2,000 to be redeemed when you purchase a Rolley+ scooter.

Time-Limited for the first 30 Days

$8000+ | $8000

1x Free of charge Rolley+ scooter (worth $2,990), 1x Coupon of $500 to be redeemed when you purchase a Rolley+ scooter, 1x Free Carbon Finish Upgrades (worth $500), Investor Edition Engraving.

Time-Limited for the first 30 days

<u>Amount-Based Perks</u>

$250+ | Tier 1

1x Coupon of $250 to be redeemed when you purchase a Rolley+ scooter.

$500+ | Tier 2

1x Coupon of $500 To be redeemed when you purchase a Rolley+ scooter.

$1000+ | Tier 3

1x Coupon of $1000 to be redeemed when you purchase a Rolley+ scooter.

$2000+ | Tier 4

2x Coupon of $1,000 (total worth $2000) to be redeemed when you purchase up to 2 x Rolley+ scooters (only one coupon can be redeemed per scooter).

$5000+ | Tier 5

4x Coupon of $1,000 (total worth $4,000) to be redeemed when you purchase up to 4 Rolley+ scooters (only one coupon can be redeemed per scooter).

$10,000+ | Tier 6

1x Free of charge Rolley+ scooter with free Carbon finish upgrade (Total worth $3,490), Investor Edition Engraving, and 5% bonus on the Convertible Note interest rate.

$20,000+ | Tier 7

2x Free of charge Rolley+ scooter with free Carbon finish upgrades (Total worth $6,980), Investor Edition Engraving, and 10% bonus on the Convertible Note interest rate.

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Scooterson Inc. ("Scooterson" or the "Company") is a design award-winning company, building premium electric smart scooters, engineered to offer the best customer experience possible, with no compromise in aesthetics and quality.

By innovating and developing new technologies for micro-mobility, Scooterson created a line of intelligent, energy-efficient, and easy-to-ride scooters, fully controlled from a smartphone, for the best riding experience possible.

Business Model

Scooterson is a DTC brand that sells directly to our customers, bypassing any third-party retailers, wholesalers, or any other middlemen, also planning to offer a subscription model pricing (monthly rental plan) for those who want to avoid the burdens of ownership.

B2B customers are golf courses, country clubs, corporate campuses, university campuses, and any other places where golf carts are used.

Supply Chain

The Company hires third-party service providers to manufacture scooters and sells them directly to consumers and businesses. For B2C sales, the Company currently uses its website and plans to open brick-and-mortar stores in the future for in-person sales to consumers. For B2B sales, the Company sells fleets of scooters to businesses and partner companies. Also, the Company has started developing a network of resellers that resell scooters from their websites or from their own brick-and-mortar stores.

Customer Base

The majority of our customers will be millennials (appx. 75%) as well as Gen X and other generations. The B2B target customers are delivery companies, corporate campuses, residential developments, golf courses, rental operators, hotels, and resorts, etc.

Related Entity

Scooterson Pte. Ltd, (Singapore): The Company shares two common executive officers with Scooterson Pte. Ltd, (Singapore) ("LTD"), Mihnea Iustinian Chis and Deepansh Jain. Mihnea Iustinian Chis owns 50% of LTD, Deepansh Jains owns 20% of LTD and both are executive officers for LTD. LTD performs services for the Company, and bills these services to the Company on a monthly basis. There is no parent-subsidiary relationship between the two companies and neither entity owns shares in the other entity.

Competitors and Industry

Our main direct competitors in the USA's electric scooter industry are Phat Scooters, Skooza, Boosted, and Unagi. Indirect competitors are the companies manufacturing electric bicycles.

By designing everything from scratch and avoiding off-the-shelf components, we've managed to best our direct competitors with a superior overall design at a better price. Also, we've introduced a smart layer in our scooters, which are now fully controllable from a smartphone.

Current Stage and Roadmap

Current Stage

We are in the pre-mass-production stage. We've already built pre-mass production samples and now we are completing the design for manufacturability needed to move the product into the mass production stage.

Future Roadmap

The next steps in the roadmap are to launch the product in a crowdfunding campaign on IndieGoGo, followed by developing new sales channels on the B2B and B2C verticals, and thirdly for creating the customer support capabilities.

The Team

Officers and Directors

Name: Mihnea Iustinian Chis

Mihnea Iustinian Chis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 16, 2016 - Present
  Responsibilities: Making the major corporate decisions; Managing the overall operations and resources, strategy, financing, fundraising, marketing and sales, PR, human resources, compliance; and overseeing product development. Minhea does not currently take salary compensation.

Other business experience in the past three years:

- **Employer:** SCOOTERSON PTE LTD
  Title: CEO
  Dates of Service: November 01, 2018 - Present
  Responsibilities: • Making the major corporate decisions; • Managing the overall operations and resources, strategy, financing, fundraising, marketing and sales, PR, human resources, compliance; and • Overseeing product development.

Name: Deepansh Jain

Deepansh Jain's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Overseeing the Company's technological and software development; Assisting the CEO in making the major corporate decisions, managing the overall operations and resources, strategy, financing. Deepansh does not currently take salary compensation.

Other business experience in the past three years:

- **Employer:** SCOOTERSON PTE LTD
  Title: CTO
  Dates of Service: November 01, 2018 - Present
  Responsibilities: • Overseeing the Company's technological and software development; • Assisting the CEO in making the major corporate decisions, managing the overall operations and resources, strategy, financing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Convertible Notes in the amount of up to $145,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational electric scooter or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a few prototypes and pre-mass-production samples for our Electric Scooters. Delays or cost overruns in the development of our Electric Scooters and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Convertible Note that an investor is buying has no voting rights attached to them. This means that you will have no right in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to

do so. Scooterson Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Electric Scooters is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

The Company is vulnerable to hackers and cyber-attacks

Our business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive and/or confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that is difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Cybersecurity Risk

Our business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that is difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business. Our business requires the collection, transmission, and retention of large

volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data are critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breaches of our information technology systems could result in fines, legal claims, or proceedings

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, which may significantly harm our business, prospects, financial condition, and operating results.
During 2020 and following the first quarter of 2021, there has been a widespread worldwide impact from the COVID-19 pandemic. Numerous government regulations and public advisories, as well as shifting social behaviors, have temporarily limited or closed transportation, government functions, non-essential business activities, and person-to-person interactions. The timing and pacing of our manufacturing operations will depend largely on the status of various government regulations and the readiness of our suppliers, vendors, and production workforce to return to normal levels. To the extent that market conditions, unemployment rates, and/or government-mandated moratoriums result in significant shifts in demand for our products, our business could be adversely impacted. Additionally, if current global market conditions continue or worsen, or if we cannot or do not resume suspended operations at a rate commensurate with such conditions, our business, prospects, financial condition, and operating results could be materially harmed.

Our service providers are subject to laws and regulations that could impose substantial costs, legal prohibitions, or unfavorable changes upon our products, and any failure to comply with such laws and regulations could negatively impact our business and operating results.
Our service providers are subject to laws and regulations that could impose substantial costs, legal prohibitions, or unfavorable changes upon our products, and any failure to comply with such laws and regulations could negatively impact our business and operating results.

Failure to comply with a variety of U.S. and international privacy and consumer protection laws to which we are subject could harm the Company.
Any failure to comply with federal, state, or international privacy, data protection or security laws or regulations relating to the processing, collection, use, retention, security, and transfer of personally identifiable information could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit

requirements, and other significant costs. Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and in particular certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application. For example, in May 2018, the General Data Protection Regulation began to fully apply to the processing of personal information collected from individuals located in the European Union, and has created new compliance obligations and has significantly increased fines for noncompliance. Similarly, as of January 2020, the California Consumer Privacy Act imposes certain legal obligations on our use and processing of personal information related to California residents. Given our global footprint, and although we take steps to protect the security and integrity of our customers' personal information, we may be required to expend significant resources to comply with data breach requirements if, for example, third parties improperly obtain and use the personal information of our customers or we otherwise experience a data loss with respect to customers' personal information. A major breach of our network security and systems could have negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand.

The Company is subject to increasing regulatory scrutiny in both the U.S. and abroad, and any failure to comply with such regulations could negatively impact our operating results.
The manufacture, packaging, labeling, storage, distribution, advertising, and sale of our products are subject to extensive regulation in the United States, including by the Consumer Product Safety Commission, the EPA, and by the Federal Trade Commission with respect to advertising. A finding that we are in violation of, or not in compliance with, applicable regulations could subject us to material civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions. Even if a claim is unsuccessful, is not merited, or is not fully pursued, the negative publicity surrounding such assertions could jeopardize our reputation and brand image and have a material adverse effect on our businesses, as well as require resources to rebuild our reputation.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within

existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. The information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage

The Company's Securities

The Company has authorized ACE Financing Round 1, SAFE Financing Round 2, SAFE Financing Round 3, SAFE Financing Round 4, SAFE Financing Round 5, SAFE Financing Round 6, Crowd SAFE, and Common Stock.

ACE Financing Round 1

The security will convert into Preferred stock and the terms of the ACE Financing Round 1 are outlined below:

Amount outstanding: $55,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $1,833,333.00
Conversion Trigger: A priced round

Material Rights

There are no material rights associated with ACE Financing Round 1.

SAFE Financing Round 2

The security will convert into Preferred stock and the terms of the SAFE Financing Round 2 are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 20.0%
Discount Rate: 20.0%
Valuation Cap: $13,500,000.00
Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Financing Round 2.

SAFE Financing Round 3

The security will convert into Preferred stock and the terms of the SAFE Financing Round 3 are outlined below:

Amount outstanding: $300,000.00
Interest Rate: 20.0%
Discount Rate: 20.0%
Valuation Cap: $13,500,000.00
Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Financing Round 3.

SAFE Financing Round 4

The security will convert into Preferred stock and the terms of the SAFE Financing Round 4 are outlined below:

Amount outstanding: $1,350,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $13,500,000.00
Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Financing Round 4.

SAFE Financing Round 5

The security will convert into Preferred stock and the terms of the SAFE Financing Round 5 are outlined below:

Amount outstanding: $200,000.00
Interest Rate: 20.0%
Discount Rate: 20.0%
Valuation Cap: $18,000,000.00
Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Financing Round 5.

SAFE Financing Round 6

The security will convert into Preferred stock and the terms of the SAFE Financing Round 6 are outlined below:

Amount outstanding: $845,800.00
Interest Rate: 20.0%
Discount Rate: 20.0%
Valuation Cap: $18,000,000.00
Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Financing Round 6.

Crowd SAFE

The security will convert into and the terms of the Crowd SAFE are outlined below:

Amount outstanding: $398,412.15
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $1,900,000.00
Conversion Trigger:

Material Rights

There are no material rights associated with Crowd SAFE.

Common Stock

The amount of security authorized is 42,700,000 with a total of 39,150,000 outstanding.

Voting Rights

One Vote per Share.

Material Rights

One Vote per Share only applies to Founder. The undelrying Security in which the Convertible Note will convert is Common Stock with no voting rights.

What it means to be a minority holder

As a minority convertible noteholder of the company you will have no voting rights, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees

exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Common Stock Warrant
  Final amount sold: $9,999.75
  Use of proceeds: General Working Capital
  Date: July 29, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $30,000.00
  Number of Securities Sold: 30,000,000
  Use of proceeds: General Working Capital
  Date: June 09, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100.00
  Number of Securities Sold: 100,000
  Use of proceeds: General Working Capital
  Date: December 04, 2020

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: General Working Capital
  Date: June 30, 2017
  Offering exemption relied upon: Reg. S

- **Type of security sold:** SAFE
  Final amount sold: $300,000.00
  Use of proceeds: General Working Capital
  Date: June 30, 2017
  Offering exemption relied upon: Reg. S

- **Type of security sold:** SAFE
  Final amount sold: $1,350,000.00
  Use of proceeds: 1,350,000
  Date: January 04, 2018
  Offering exemption relied upon: Reg. S

- **Type of security sold:** SAFE
  Final amount sold: $200,000.00
  Use of proceeds: 200,000
  Date: July 13, 2018
  Offering exemption relied upon: Reg. S

- **Type of security sold:** SAFE
  Final amount sold: $845,800.00
  Use of proceeds: General Working Capital
  Date: September 07, 2018
  Offering exemption relied upon: Reg. S

- **Type of security sold:** SAFE
  Final amount sold: $398,412.15
  Use of proceeds: Working Capital.
  Date: March 22, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

The Company is pre-revenue and has sold three (3) samples to three (3) distributors in 2020 for an amount of $4,900. There was no revenue in 2019.

Cost of goods sold

The Company's cost of goods sold was $4,900 in 2020 compared to zero in 2019. The $4,900 in COGS was the same amount the company received from selling the 3 samples previously mentioned. The prototypes were built by the company, making it impossible to determine the COGS for the prototypes. Thus, management kept the cost of goods sold the same as proceeds received for simplicity.

Expenses

The Company's expenses consist of, among other things, research and development (R&D), general and administrative (G&A), advertising and marketing, bad debt expense, depreciation and amortization.

Total operating expenses also went from $954,050 in 2019 to $478,131 in 2020, a roughly 50% decrease. The decrease in total operating expenses from 2019 to 2020 was mainly due to a 64% decrease in research and development from $681,090 in 2019 to $245,375 in 2020 and a 63% decrease in G&A from $173,105 in 2019 to $63,259 in 2020.

As of December 31, 2020, total operating expenses consist of 51% in R&D at $245,375, 13% in G&A at $63,259 and 0.3% in advertising and marketing at $1,407. G&A expenses is made up of 28% in legal and professional fees at $17,954, 21% in software, servers and hosting at $13,216, 16% in travel and lodging at $10,142, 12% in accounting fees at $7,561, 5% telephone expense at $3,074, 5% contractors at $3,000, 4% merchant and bank fees at $3,424, and an aggregate 10% for internet, office, rent, business license, franchise tax and other expenses at $6,041.

As of December 31, 2020, depreciation and amortization was 35% of total operating expenses at $168,090

The Company's continued investment in developing its products caused the company to incur a total loss of $478,131 in 2020, a 50% decrease in net loss compared to 2019's net loss of $952,438.

Historical results and cash flows:

The Company had an accumulated deficit of $2,154,359 and cash in the amount of $86,163 as of December 31, 2020. The Company intends to continue raising additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

Cash used in operating activities went down from $823,148 in 2019 to $704,932 in 2020. The decrease in cash used in operating activities was mainly due to a lower net loss in 2020.

Investing Activities

Cash used in investing activities went up from $200 in 2019 to $804,758 in 2020. The increase in cash used in investing activities was mainly due to the company purchasing tooling and equipment in 2020.

Financing Activities

Cash provided from financing activities went up from $615,000 in 2019 to $1,535,765 in 2020. The increase in cash provided from financing activities was mainly due to the company issuing $820,800 in additional SAFEs in 2020.

The Company's management is positive about the Company's prospects and does not think that the current historical results and cash flows are representative of what to expect in the future. The company is very close to coming out of its development stage and management is putting in place strategies that will lead to the company generating sales in the next months. The company is launching its Indiegogo campaign and expects to make pre-sales in August 021 and subsequently ship the products a few months later.

The company is on the brink of coming out of the development stages and has been containing its expenses as shown by the decrease in total operating expenses and in net loss from 2019 to 2020 as previously discussed. Management is confident the company will gain market shares, start generating sales and possibly turn around its losses and be profitable in future years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 8, 2021, the Company had roughly $186,805.54 in cash.

The Company has 2 credit cards with a combined spending limit of $15,000 from Silicon Valley Bank and 2 virtual credit cards from Brex with variable spending limits based on cash in the bank. The company pays off the outstanding balances monthly.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised in this crowdfunding campaign will have an important role in the short-term operations, mostly for marketing and the product launch. However, these funds are not critical for the company's operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised in this campaign are not necessary for the viability of the company but rather necessary to speed up reaching the next milestones and run a better product launch campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on the cash on hand, plus the prospective minimum raised in this campaign, the runway at the estimated burn rate is about 6-10 months.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on the cash on hand, plus the maximum raised in this campaign, the runway at the current burn rate is about 12 to 14 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are working to start an Indiegogo campaign in August or September 2021, also another equity crowdfunding right after a prospective successful closing of the Indiegogo campaign.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Scooterson Pte. Ltd.
  Names of 20% owners: Mihnea Iustinian Chis, Deepansh Jain.
  Relationship to Company: The Company does transactions with Scooterson Pte Ltd, a Singapore entity that is a related party that provides all research and development and prototyping services for the Company.
  Nature / amount of interest in the transaction: The Company does transactions with Scooterson Pte Ltd, a Singapore entity that is a related party that provides all research and development and prototyping services for the Company.
  Material Terms: The Company has affiliated entity transactions with Scooterson Pte Ltd, a Singapore entity that is a related party that provides all research and development and prototyping services for the Company. Scooterson Pte Ltd. is owned by the founders of the Company. As of today, July 8, 2021, the aggregate amount of outstanding invoices from Scooterson Pte Ltd to Scooterson Inc is in the amount of $136,317.

Valuation

Valuation Cap: $19,000,000.00

Valuation Cap Details: The previous fundraising round had a $19,000,000.00 Valuation Cap

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Product Launch Campaign*
  50.0%
  We will use the funds to launch our product ROLLEY via a crowdfunding campaign, to create content, promote and maintain the crowdfunding campaign on Indiegogo

- *Marketing, Sales, and Customers Support.*
  46.5%
  We will use the funds for the marketing efforts: creating brand awareness and promoting the company on the social media channels and offline, secondly to develop a new sales channel on the B2B and B3C verticals, and thirdly for creating the customer support capabilities.

If we raise the over allotment amount of $145,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Research & Development*
  29.5%
  We will use the funds to extend our product line with products by creating the industrial design, iterating prototypes, and completing the design for manufacturability.

- *Product Launch Campaign.*
  25.0%
  We will use the funds to launch our product ROLLEY via a crowdfunding campaign, to create content, promote and maintain the crowdfunding campaign on IndieGogo.

- *Marketing, Sales, and Customers Support.*
  42.0%
  We will use the funds for the marketing efforts: creating brand awareness and promoting the company on the social media channels and offline, secondly to develop a new sales channel on the B2B and B3C verticals, and thirdly for creating the customer support capabilities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://scooterson.com (https://scooterson.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/scooterson

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Scooterson Inc.

[See attached]

Scooterson Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2020

Reviewed by:

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Scooterson Inc.

Table of Contents

TaxDrop

CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 25, 2021

To: Board of Directors of Scooterson Inc.
Attn: Mihnea Iustinian Chis, CEO

Re: 2020 Financial Statement Review
Scooterson Inc.

We have reviewed the accompanying financial statements of Scooterson Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2020 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Scooterson Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

SCOOTERSON, INC.
BALANCE SHEET
Year Ended December 31, 2020
(Unaudited)

ASSETS	**2020**
Current Assets	
Cash and cash equivalents	86,163
Accounts Receivable	-
Prepaid Expenses	629
Total Current Assets	**86,792**
Other Assets	
Fixed Assets, Net	654,800
Total Other Assets	**654,800**
Total Assets	**741,593**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable	254,532
Accrued Expenses	1,423
Deferred Revenue	69,516
Total Current Liabilities	**325,471**
Total Liabilities	**325,471**
Stockholders' deficit	
Common Stock, $0.00001 par value; 42,700,000 authorized; 39,100,000 and 9,000,000 issued and outstanding	391
Additional paid-in capital	31,289
Additional paid-in capital - SAFEs	2,795,800
Additional paid-in capital - ACE	55,000
Subscriptions receivable - SAFEs	(312,000)
Retained earnings	(2,154,359)
Total Stockholders' Deficit	**416,121**
Total Liabilities and Stockholders' Deficit	**741,592**

SCOOTERSON, INC.
INCOME STATEMENT
Year Ended December 31, 2020
(Unaudited)

	2020
Revenues	4,900
Cost of goods sold	4,900
Net Profit	**-**
Operating Expenses	
Research and development	245,375
General and administrative	63,259
Related party bad debt expense	-
Advertising and marketing	1,407
Depreciation	163,236
Amortization	4,854
Total Operating Expenses	**478,131**
Net Income (Loss)	**(478,131)**

SCOOTERSON, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2020
(Unaudited)

	Common Stock		Additional Paid in Capital	Additional Paid-In Capital - SAFEs	Additional Paid-In Capital - ACE	Subscriptions receivable - SAFEs	Retained Earnings	Total Stockholders' Deficit
	Shares	Value						
Balance as of December 31, 2019	**9,000,000**	**90**	**1,559**	**1,975,000**	**55,000**	-	**(2,003,162)**	**28,487**
Issuance of common stock	30,000,000	**300**	**29,700**	-	-	-	-	**30,000**
Stock Option Exercised	100,000	1	99	-	-	-	-	**100**
Issuance of SAFE Notes	-	-	-	820,800	-	(312,000)	-	**508,800**
Adjustment to Retained Earnings	-	-	(69)	-	-	-	326,934	**326,865**
Net loss	-	-	-	-	-		(478,131)	**(478,131)**
Balance as of December 31, 2020	**39,100,000**	**391**	**31,289**	**2,795,800**	**55,000**	**(312,000)**	**(2,154,359)**	**416,121**

SCOOTERSON, INC.
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2020
(Unaudited)

		2020
Cash Flows from Operating Activities		
Net Income (Loss)	**$**	**(478,131)**
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	$	168,090
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable		206,636
Increase (Decrease) in accrued expenses		(46)
Increase (Decrease) in deferred revenue		68,518
Net cash provided by (used in) operating activities		**(34,933)**
Cash Flows from Investing Activities		
Purchase of equipment		(804,758)
Net cash used in investing activities		**(804,758)**
Cash Flows from Financing Activities		
Issuance of common stock		30,000
Stock Options Exercised		100
Retained Earnings Adjustment		326,865
Proceeds from issuance of SAFE notes		508,800
Net cash used in financing activities		**865,765**
Net change in cash and cash equivalents		**26,074**
Cash and cash equivalents at beginning of period		60,089
Cash and cash equivalents at end of period	**$**	**86,163**

SCOOTERSON, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Scooterson, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on August 12, 2016. The Company sells scooters. The Company's headquarters are in San Francisco, California. The company began operations in 2016.

Since Inception, the Company has relied on the issuance of Simple Agreements for Future Equity ("SAFEs") and the issuance of Accelerate Contracts for Equity ("ACE") to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $86,163 of cash on hand.

Intangible Assets

Intangible assets with a finite life consist of intellectual property and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is five years.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from 2.5 to 5 years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718"). ASC 718 requires all stock-based payments to employees and directors, including grants of restricted stock units and stock option awards, to be recognized as expense in the statements of operations based on their grant date fair values. Grants of restricted stock units and stock option awards to other service providers, referred to as non-employees, are measured based on the grant-date fair value of the award and expensed in the Company's statement of operations over the vesting period.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling scooters. The Company's payments are generally collected upfront. The Company has deferred revenue for scooters that were paid for that have not yet been delivered as of December 31, 2020. For year ending December 31, 2020, the Company recognized $4,900 in revenue and $69,516 deferred revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020, the company had $0 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has affiliated entity transactions with Scooterson Pte Ltd, a Singapore entity that is a related party that provides all research and development and prototyping services for the Company. Scooterson Pte Ltd. is owned by the founders of the Company.

NOTE 4 – FIXED ASSETS

Fixed Assets consist of equipment and intellectual property. Depreciation is calculated using the straight-line method over a period of 5 years for equipment and 2.5 years for tooling/molds. As of December 31, 2020, the Company had $654,800 in net fixed assets. The following table shows the breakdown of fixed assets.

	2020
Fixed Assets	
Equipment	$813,941
Accumulated depreciation	-167,038
Intellectual property	24,200
Accumulated amortization	-16,303
Total Fixed Assets	$654,800

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 totaled $(2,154,359). Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – EXCLUSIVE DISTRIBUTOR AGREEMENT

In July 2019 the Company entered into a manufacturing and supply agreement where the Company desires the supplier to manufacture and supply products, and the supplier appoints the Company as its exclusive distributor of their products in the territories of the United States of America, Canada, and Singapore.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

As of December 31, 2020, the Company had 10,000,000 shares of common stock, par value $0.00001, authorized. As of December 31, 2020, the Company had 39,100,000 and 9,000,000 shares of common stock issued and outstanding, respectively.

Additional Paid-In Capital – SAFEs

Prior to 2018 the Company issued SAFEs totaling $400,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2018 the Company issued SAFEs totaling $960,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $420,000 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $18,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Safes totaling $540,000 have a conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2019 the Company issued SAFEs totaling $615,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $480,000 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $18,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Safes totaling $135,000 have a conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2020, the Company has issued SAFEs totaling $820,800. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $145,800 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $18,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Safes totaling $675,000 have a conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of

the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

Additional Paid-In Capital – ACE

In 2016 the Company issued an ACE totaling $55,000. The ACE is automatically convertible into either Preferred Stock or ACE Preferred Stock in an equity financing of at least $300,000 ("Qualified Financing"). The ACE has a conversion price of the lesser of 100% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $1,833,333 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

Warrant

In July 2019 the Company issued a warrant to purchase 5,025 shares of common stock for a purchase price of $1.99 per share. The warrant expires on July 29, 2024.

Adjustment to Retained Earnings

The Company discovered a necessary adjustment for the treatment of tooling and molds depreciation as well as proper accrual of research and development services. Total adjustments to retained earnings totaled $326,934.

NOTE 8 – STOCK BASED COMPENSATION

The Company has a 2016 stock compensation plan ("the Plan") which permits the grant or option of shares to its employees for up to 1,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Prior to 2018 the Company issued 150,000 restricted shares under the Plan. The shares are fully vested as of December 31, 2020.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through June 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

TaxDrop
CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 21, 2020

To: Board of Directors of Scooterson Inc.
Attn: Mihnea Iustinian Chis, CEO

Re: 2018 and 2019 Financial Statement Review
Scooterson Inc.

We have reviewed the accompanying financial statements of Scooterson Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

SCOOTERSON, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS	2019	2018
Current Assets		
Cash and cash equivalents	$ 60,089	$ 268,437
Prepaid expenses	629	450
Related party advances	0	76,842
Total Current Assets	60,718	345,729
Fixed Assets, net	18,132	24,572
Total Assets	$ 78,850	$ 370,301
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 47,896	$ 217
Accrued expenses	1,469	2,547
Deferred revenue	998	0
Total Liabilities	50,363	2,764
STOCKHOLDERS' EQUITY		
Common Stock; $0.00001 par value, 10,000,000 shares authorized 9,000,000 shares issued and outstanding as of December 31, 2019 and 2018	90	90
Additional paid-in capital	1,559	1,559
Additional paid-in capital - SAFEs	1,975,000	1,360,000
Additional paid-in capital - ACE	55,000	55,000
Retained earnings	(2,003,162)	(1,049,112)
Total Stockholders' Equity	28,487	367,537
Total Liabilities and Stockholders' Equity	$ 78,850	$ 370,301

The accompanying notes are an integral part of these financial statements.

SCOOTERSON, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenues	$ 0	$ 0
Operating expenses		
Research and development	681,090	669,118
General and administrative	173,105	229,751
Related party bad debt expense	76,842	0
Advertising and marketing	16,373	14,310
Depreciation	1,800	1,653
Amortization	4,840	4,840
Total operating expenses	954,050	919,672
Net Income	$ (954,050)	$ (919,672)

The accompanying notes are an integral part of these financial statements.

SCOOTERSON, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock						
	Shares	Par Value	Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Additional Paid-In Capital - ACE	Retained Earnings	Total Stockholders' Equity
Balance as of January 1, 2018	7,425,000	$ 74	$ 0	$ 400,000	$ 55,000	$ (129,440)	$ 325,634
Issuance of common stock	1,575,000	16	1,559	0	0	0	1,575
Issuance of SAFEs	0	0	0	960,000	0	0	960,000
Net Income (Loss)	0	0	0	0	0	(919,672)	(919,672)
Balance as of December 31, 2018	9,000,000	90	1,559	1,360,000	55,000	(1,049,112)	367,537
Issuance of SAFEs	0	0	0	615,000	0	0	615,000
Net Income (Loss)	0	0	0	0	0	(954,050)	(954,050)
Balance as of December 31, 2019	9,000,000	$ 90	$ 1,559	$ 1,975,000	$ 55,000	$ (2,003,162)	$ 28,487

The accompanying notes are an integral part of these financial statements.

SCOOTERSON, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash Flows from Operating Activities		
Net Income (Loss)	$ (954,050)	$ (919,672)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation	1,800	1,653
Amortization	4,840	4,840
Changes in operating assets and liabilities:		
(Increase) Decrease in prepaid expenses	(179)	(450)
(Increase) Decrease in related party advances	76,842	(76,842)
Increase (Decrease) in accounts payable	47,679	(585)
Increase (Decrease) in accrued expenses	(1,078)	(333)
Increase (Decrease) in deferred revenue	998	0
Net cash used in operating activities	(823,148)	(991,389)
Cash Flows from Investing Activities		
Purchase of equipment	(200)	(2,909)
Net cash used in investing activities	(200)	(2,909)
Cash Flows from Financing Activities		
Issuance of common stock	0	1,575
Issuance of SAFEs	615,000	960,000
Net cash provided by financing activities	615,000	961,575
Net change in cash and cash equivalents	(208,348)	(32,723)
Cash and cash equivalents at beginning of period	268,437	301,160
Cash and cash equivalents at end of period	$ 60,089	$ 268,437

SCOOTERSON, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

Scooterson, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on August 12, 2016. The Company sells scooters. The Company's headquarters are in San Francisco, California. The company began operations in 2016.

Since Inception, the Company has relied on the issuance of Simple Agreements for Future Equity ("SAFEs") and the issuance of Accelerate Contracts for Equity ("ACE") to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $60,089 and $268,437 of cash on hand, respectively.

Intangible Assets

Intangible assets with a finite life consist of intellectual property, and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is five years.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or

deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling scooters. The Company's payments are generally collected upfront. The Company has minimal deferred revenue for scooters that were paid for that have not yet been delivered as of December 31, 2019. For years ending December 31, 2019 and 2018, the Company recognized $0 in revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the company had $0 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of equipment and intellectual property. Depreciation is calculated using the straight-line method over a period of 5 years. As of December 31, 2019 and 2018 the Company had $18,132 and $24,572 in net fixed assets. The following table shows the breakdown of fixed assets.

	2019	2018
Fixed Assets		
Equipment	$ 9,183	$ 8,983
Accumulated depreciation	(3,802)	(2,002)
Intellectual property	24,200	24,200
Accumulated amortization	(11,449)	(6,609)
Total Fixed Assets	$ 18,132	$ 24,572

NOTE 4 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $2,003,162. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – EXCLUSIVE DISTRIBUTOR AGREEMENT

In July 2019 the Company entered into a manufacturing and supply agreement where the Company desires the supplier to manufacture and supply products, and the supplier appoints the Company as its exclusive distributor of their products in the territories of the United States of America, Canada, and Singapore.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

As of December 31, 2019, the Company had 10,000,000 shares of common stock, par value $0.00001, authorized. As of December 31, 2019 and 2018, the Company had 9,000,000 shares of common stock issued and outstanding.

Additional Paid-In Capital – SAFEs

Prior to 2018 the Company issued SAFEs totaling $400,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2018 the Company issued SAFEs totaling $960,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $420,000 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $18,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Safes totaling $540,000 have a conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

In 2019 the Company issued SAFEs totaling $615,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $480,000 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $18,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Safes totaling $135,000 have a conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

Additional Paid-In Capital – ACE

In 2016 the Company issued an ACE totaling $55,000. The ACE is automatically convertible into either Preferred Stock or ACE Preferred Stock in an equity financing of at least $300,000 ("Qualified Financing"). The ACE has a conversion price of the lesser of 100% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $1,833,333 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

Warrant

In July 2019 the Company issued a warrant to purchase 5,025 shares of common stock for a purchase price of $1.99 per share. The warrant expires on July 29, 2024.

NOTE 7 – STOCK BASED COMPENSATION

The Company has a 2016 stock compensation plan ("the Plan") which permits the grant or option of shares to its employees for up to 1,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Prior to 2018 the Company issued 150,000 restricted shares under the Plan. The shares are fully vested at June 25, 2020.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Issuance of SAFEs

As of July 9, 2020, the Company has issued SAFEs totaling $805,800. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. Safes totaling $130,800 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $18,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes. Safes totaling $675,000 have a conversion price is the lesser of 100% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $13,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through November 21, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Scooterson Inc

Intelligent Electric Scooters


Ride Smarter.

Website | San Francisco, CA | TECHNOLOGY

Engineered from scratch and manufactured at high-quality standards using high-end materials and components, our scooters are intelligent, energy-efficient, super easy-to-ride and fully controlled from your smartphone. Scooterson is currently pre-revenue and in the early stages.

$6,572 raised

$398,412 previously crowdfunded

10 Investors	$19M Valuation Cap
1.0% Annual Interest Rate	$250.00 Min. Investment
20.0% Discount Rate	Conv. Note Offering Type
06/30/23 Maturity Date	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Raised $ 3.2M+ from over 1,100 investors in the previous Reg-CF and Venture Capital from HAX SOSV, Elev8.VC and Angel Investors.
- 5 patents granted, 3 patents pending, covering USA and EU territories.
- B2C and B2B pre-sales worth more than $1M.

2nd Reg-CF Fundraise

$3.2M Previously Raised via Reg-CF and Seed Rounds

1,100+ Investors

Don't miss out on the opportunity to raise with us!

THE PROBLEM

Today's micro-mobility products are technologically outdated

In the age of smartphones, apps, and artificial intelligence, the majority of modern scooters still use the technology of the '90s. Today's tech-savvy customers have to buy aftermarket products to add the features they need.

Low-quality and poor design

With a few exceptions, all scooters are built in Asia, from low-quality components. The complete lack of good industrial design creates the perception of an ugly, awkward-looking product or kids toy. Millennials don't want to be ridiculed for riding a cheap-looking product.

No alternatives to ownership

In the time of COVID-19, when scooter-sharing is avoided, there are no viable options for the riders who don't want the burdens of ownership.

Rewards

Get rewarded for investing more into Scooterson Inc:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$300
1x Coupon of $600 to be redeemed when you purchase a Rolley+ scooter.
0 days 3 hours 20 mins 20 secs

$400
1x Coupon of $800 to be redeemed when you purchase a Rolley+ scooter.
0 days 3 hours 20 mins 20 secs

$4,000
1x Coupon of $2,000 to be redeemed when you purchase a Rolley+ scooter.
0 days 3 hours 20 mins 20 secs

$8,000
1x Free of charge Rolley+ scooter (worth $2,990), 1x Coupon of $500 to be redeemed when you purchase a Rolley+ scooter, 1x Free Carbon Finish Upgrades (worth $500), Investor Edition Engraving.
0 days 3 hours 20 mins 20 secs

$250+
Investment
Tier 1
1x Coupon of $250 to be redeemed when you purchase a Rolley+ scooter.

THE SOLUTION

scooterson


reddot award 2018
winner

The image above is a computer-generated and rendered image of the Scooterson's concept prototype, winner of the Red Dot Award.

The scooter of tomorrow

By innovating and developing new technologies for micro-mobility, we've created a line of intelligent, energy-efficient, and easy-to-ride scooters, fully controlled from your smartphone, for the best riding experience possible.

A piece of art

Scooterson's award-winning scooters are engineered from scratch and manufactured at the highest quality standards using high-end materials and components.

Carefree ownership

With our monthly subscription, valet, and concierge service, we remove the burdens of ownership, leaving only the joy of riding.

THE PRODUCT

An advanced electric scooter

Our flagship model Rolley was designed from scratch, using the latest technologies and space-age materials, and features a range of intelligent features for a seamless customer experience.

A complete product range

$500+
Investment
Tier 2
1x Coupon of $500 To be redeemed when you purchase a Rolley+ scooter.

$1,000+
Investment
Tier 3
1x Coupon of $1000 to be redeemed when you purchase a Rolley+ scooter.

$2,000+
Investment
Tier 4
2x Coupon of $1,000 (total worth $2000) to be redeemed when you purchase up to 2 x Rolley+ scooters (only one coupon can be redeemed per scooter).

$5,000+
Investment
Tier 5
4x Coupon of $1,000 (total worth $4,000) to be redeemed when you purchase up to 4 Rolley+ scooters (only one coupon can be redeemed per scooter).

$10,000+
Investment
Tier 6
1x Free of charge Rolley+ scooter with free Carbon finish upgrade (Total worth $3,490), Investor Edition Engraving, and 5% bonus on the Convertible Note interest rate.

$20,000+
Investment
Tier 7
2x Free of charge Rolley+ scooter with free Carbon finish upgrades (Total worth $6,980), Investor Edition Engraving, and 10% bonus on the Convertible Note interest rate.


PRODUCT LINE – B2C
for B2B Fleets
rolley
ELF
AIR


PRODUCT FEATURES
Intelligent Features with Smart Acceleration
Sensors: Accelerometer, Compass, Gyroscope, Temperature, G-force
Adaptive Lights
Active Grips with Haptic Feedback*
Cloud Connected via LTA connection
Active Steering with Servo-drive*
Ultralight Chassis from aerospace grade Aluminum
Custom Design Tires For optimal handling
Automotive Grade Battery with Smart Management
High-Efficiency Planetary-Geared Custom Motor
Anti-Theft System with in-App notifications
* The features list is not final, some of the features will be added progressively, included in the software updates, or canceled.

Fully controlled by Scooterson Mobile App


9:41
rolley
1
mph
speed
battery
power
Trip
0.6
miles
On
Range
29
miles
2
Level
Devices
Insights
Dashboard
Settings
Profile

*The above graphic contains images of our beta app which is currently not available for general use.

Deep-tech innovation

For B2B fleets repositioning operations, our **teleoperation** capabilities can significantly lower the operational cost and create social impact jobs for disabled persons, working from their home.Using our own Rolley model as the vehicle platform, we designed **AIR** scooter to be an end-to-end teleoperation and autonomous fleet rebalancing solution for micro-mobility operators.

In the first phase, the AIR scooter will use its cameras and ultrasonic sensors and retractable training-wheels to allow the operator to drive it remotely via LTE from a data center across the world. All telemetry data and video feeds will be stored in the cloud for later use.

In the second phase, the previously recorded telemetry data and video feeds will be used to train an A.I. operator. Starting with driving in straight lines, then progressively other operations such as changing direction, crossing roads and intersections, will be learned and performed by the A.I. driver.


Scooterson reveals the new AIR scooter.
Watch later
Share
Watch on YouTube

AIR scooter demo teleoperation on the track at the LAcomotion conference in Los Angeles

TRACTION

$1M+ in pre-sales

From July 2020 to date, we pre-sold Ambassador Program pre-series scooters and signed a B2B deal, in a combined total worth more than $1M.

Grown in top accelerator

We are alumni of three startup accelerator programs—**MVP Academy,** an East-European pre-seed incubator, **Enchant VC** in Singapore, and **HAX Boost IV** in San Francisco - a growth program part of **HAX**, the world's largest hardware accelerator.

HAX MVP ACADEMY ENCHANT

Awards and Accolades

Scooterson was a finalist at **LA New Mobility Challenge 2017**, a major global startup competition focused on urban mobility in Los Angeles, and was also a finalist at **HowToWeb's Startup Spotlight 2015**.

reddot award winner | LA NEW MOBILITY CHALLENGE 2019 | HOW TO WEB STARTUP SPOTLIGHT

Red Dot Award 2018 Winner

In 2018 Scooterson won the Red Dot Award, the largest and most recognized professional design competition in the world.


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Privacy - Terms

Featured in:

TechCrunch, electrek, e27, YANKO DESIGN, SF TELEGRAPH, yahoo! news, Forbes, autoevolution, Deal street Asia, BW DISRUPT, YOURSTORY

Our Customers

Anyone searching for the best personal mobility device

Scooterson's target audience is early adopters who are highly invested in personal lifestyle and are looking for alternatives to cars and public transportation that allow them to navigate efficiently and safely.



Buyer Persona:

- 25-45 years old, male or female.
- Living in central, metropolitan areas and suburbs.
- Has a college degree or higher education.
- Tech-savvy and early adopter.
- Highly invested in their personal lifestyle.
- Has an active social life.
- Pursuing an environmentally-friendly lifestyle.


scooterson
scooterson

Fleet operators businesses

Scooterson Ride is a complete mobility solution for operating fleets of scooters for food delivery, small package delivery, rentals at tourist spots, or as a mobility solution on large residential developments, country clubs, and golf courses. It's a perfect and cost-effective alternative to golf buggies, which are traditionally used in such places.

THE BUSINESS MODEL

Direct-To-Consumer

Scooterson is a DTC brand that sells directly to our customers, bypassing any third-party retailers, wholesalers, or any other middlemen. With this model, we get a larger gross margin (up to 58%) and our customers can purchase the product at a more competitive price. We also plan to offer a subscription model pricing (monthly rental plan) for those who want to avoid the burdens of ownership.

DIRECT-TO-CUSTOMER REVENUE MODELS

Pay-Per-Product
Direct-to-Customer from our website and Scooterson's owned stores.

58% Gross Margin

rolley — The Flagship Model — $2,990 Retail Price

ELF — The Entry Level Model — $599 Retail Price

Subscription Based
With Premium Add-Ons like Color Swap and Valet Service

65% Gross Margin

rolley — Subscription Model — $95/mo. 3 months advance

ELF — Subscription Model — $25/mo. 3 months advance

Direct-to-customer revenue projections:
$25M in projected revenue by end of 2022.
$290M Serviceable Obtainable Market by 2025.

*The information included above in forward looking information. Please refer to our risk factors section in our Form C and to our Forward Looking Information Legend included in our Terms section on this page

A large B2B market

Our B2B verticals are golf courses, country clubs, 5-start resorts, corporate campuses, university campuses, industrial parks, and any other places where golf carts are used.

B2B BUSINESS MODELS

AIR The Model for Fleet Operations.

Up to 80% Gross Margin



Pay-per-Product
Operator owned fleet
$2,990
Retail Price
+
$30/mo.
Fleet Management Software Monthly Fee
Subscription Based
Monthly subscription fee
$200/mo.
3 to 6 months in advance payment, then monthly payments.
Revenue Share
Monthly payments
50% split
The fleet maintenance cost is supported by the operator.
B2B market revenue projections:
$8M in projected revenue by end of 2022.
$30M Serviceable Obtainable Market by 2025.
*The information included above in forward looking information. Please refer to our risk factors section in our Form C and to our Forward Looking Information Legend included in our Terms section on this page

THE MARKET

The micro-mobility market is booming

Electric scooters have seen a huge surge in popularity over the last few years, fueled by the many scooter-sharing options. Lately, due to the Covid-19 pandemic, many customers preferred to own their vehicle, shifting the market trends from scooter-sharing to vehicle ownership and accelerating market growth.



WHY NOW
The micro-mobility market is booming.
Favorable Policy.
300%
Sales Growth
For micro-mobility vehicles from 2019 to 2020*
$500
Billion
Micro-Mobility market by 2030**
$41
Billion
Electric Scooter market by 2030***
* according to various sources and manufacturers reports.
** according to McKinsey and Company report – June, 2019.
***according to Grand View Research, USA.

Perfect timing

The micro-mobility market could reach $300B to $500B by 2030, according to McKinsey & Company.



United States
~200–300
Europe
~100–150
China
~30–50
China: pricing of micromobility offerings is only ~20% of that of United States
United States: ~47.5 million people ride a bicycle on a regular basis
McKinsey&Company

A massive electric scooter opportunity

With the current traction on the micro-mobility market, the total e-scooter segment will be worth $41B by 2030, according to Grand View Research, while the electric kick-scooter segment, currently at $567M in 2020, is expected to grow to $3.9B by 2030.

The Competition

Leaving the competition in the dust

By designing everything from scratch and avoiding off-the-shelf components, we've managed to best our direct competitors with a superior overall design at a better price.

SCOOTERSON MECHANICAL DESIGN VS. COMPETITION



scooterson	PHAT SCOOTERS / skooza / SCROOSER
Frame Materials	
Aerospace-Grade Aluminum By replacing steel with aluminum we reduced the total weight by 40 pounds and completely eliminated rust issues.	Steel Our competitors (except Skooza) use steel, which is heavy and rusts quickly when the scooter is parked in the rain.
Frame Construction Method	
Adhesive Bonding We replaced welding with adhesive bonding, to avoid structural failures commonly associated with welding.	Welding The welding points are the weak points, where mechanical stress creates cracks and structural failures.
Body Materials	
Composite Materials For strong but light body parts, we use a sandwich of carbon-fiber/fiberglass reinforced polymers.	Thermoplastics Thermoforming is a common automotive method for manufacturing body parts, but these parts are easy to damage.
Vehicle Dynamics – Tires and handling	
Custom Design Tires For superior handling, we designed a tire with improved geometry, and half the weight for better energy efficiency.	Golf Buggy Tires A flawed choice, with maneuverability adversely affected by counterintuitive dynamics, especially when cornering..

The intelligent scooter that caters to your lifestyle

In the era of smartphones, apps, and artificial intelligence, it's time for an upgrade for the urban rider. We've introduced a smart layer in our scooters, now fully controllable from your smartphone.

SCOOTERSON SMART FEATURES VS. COMPETITION



	scooterson	PHAT SCOOTERS	skooza	SCROOSER
Price	$2,990	$3,495	$3,495	$3,578
Controlled from the Mobile APP	✔	✖	✖	✖
Smart Acceleration & Auto-Levels-Shifting	✔	✖	✖	✖
Smart Riding Suggestions	✔	✖	✖	✖
Sharing with Friends and Family	✔	✖	✖	✖
Anti-Theft In-App Notifications	✔	✖	✖	✖
Connected Products Ecosystem	✔	✖	✖	✖
Subscription-based Pricing Option	✔	✖	✖	✖
Fleet Management For B2B customers	✔	✖	✖	✖

The ugly bunch

The majority of scooters available are manufactured in China, from low-quality components and lack good industrial design. Our target customers are looking for premium products—they don't want to being ridiculed for riding a weird and cheap-looking scooter.


NO THANKS

THE VISION

$100M+ in sales by 2023

- Approaching the $100M Orbit (Anticipated)
- June 2022 — Launching the Second Generation of Rolley models (Anticipated)
- March June 2022 — Opening the 1st Scooterson Flagship Store in Europe (Anticipated)
- Feb. 2022 — Launching Pilot Teleoperation Services for B2B Operators (Anticipated)
- Jan. March 2022 — Opening the 1st Scooterson Flagship Store in the USA (Anticipated)
- March August 2021 — rolley Product Launch Campaign on INDIEGOGO (Anticipated)
- July Dec. 2021 — Mobility Solutions for Golf Courses & Country Clubs & Corporate (Anticipated)
- Right Now — Fundraising Campaign on start engine
- Dec. '20 March '21 — Fundraising Campaign on Republic
- 2020 — Design for Manufacturability and building 20 Pre-Production Units
- 2019 — 2nd Seed Round. Tele-operated Prototype and Road Testing
- 2018 — 1st Seed Round. R&D and Prototyping (reddot award 2018 winner)
- 2017 — Pre-Seed Round. Product Design Development & Iterations
- Start-up


Accelerators:
Q2-Q3
2016
HAX
ENCHANT
MVP ACADEMY
Liftoff

INVESTORS

$3.2M raised to date

Scooterson has gone through a few rounds of seed funding and one Reg-CF, raising a total of $3.2M+ from more than 1,100 investors. Noted investors include HAX SOSV and Elevate VC. These funds were used for business development, product development, prototyping, road-testing, software development, building pre-production samples, building the tooling, fixtures, and jigs, required for the mass-production assembly line.

HAX SOSV THE ACCELERATOR VC elev8.vc

Use of funds

This round is a part of our Pre-Series A Round. In the next 12 months, the combined funding of this round and the anticipated Series A round is intended for our product launch campaign, manufacturing costs, and further marketing and sales expenses.

Our leadership

The Scooterson story

In 1998, the 27-year-old Mihnea Chis started the first Internet Service Provider in his hometown. He exited the company a few years later to pursue a creative career as a film director for the next 15 years, under the artistic alias Mihnea de Vries. After this foray into film, he returned to the tech space with his second tech start-up KopterX, which built custom high-end cinematography drones.



Mihnea de Vries in 2012, testing and calibrating one of his custom-built cinematography drones fitted with a DSLR camera, before shipping it to a customer.

In 2015, using his experience as a drone builder, Mihnea developed a prototype electric scooter. After seeing "wow" reactions on the street, he soon realized that electric scooters were the next big thing in urban mobility, and went on to start the Scooterson project in 2016.


HOLLYWOOD

Co-Founders Mihnea de Vries(left) and Deepansh Jain (right) testing the brakes downhill, with the first Scooterson prototypes on the slopes of Hollywood Hills back in 2017. No animals were harmed in these road tests.

Deepansh Jain is a serial entrepreneur from India. In 2011, while studying at India's premier engineering college, he founded his first startup Juvenis, which was acquired within two years of inception for half a million dollars. He then co-founded Shifu App, an AI-powered, context-aware personal assistant application, whose investors included Google executives. Shifu App was acquired by the leading Indian mobile wallet and e-commerce company, Paytm/Alibaba, in January 2016.

After exiting his second company, Deepansh traveled the world to speak at tech events, where he talked about how he incorporated AI algorithms into Shifu App. Mihnea approached him after an event in Budapest to discuss how AI algorithms could be implemented into smart electric scooters. A few days later, Deepansh joined Scooterson to implement A.I. optimizations and further the mission to create the best user experience on two-wheels.



Co-founders Deepansh and Mihnea in January 2019, next to their award-winning design concept Rolley, exhibited in the Red Dot Museum in Singapore, after winning the prestigious Red Dot Award for mobility.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

electrek · AIM · autoevolution · TechCrunch · BW DISRUPT · e27

e27 · YOURSTORY · YD Yanko Design · electrek

SHOW MORE

Meet Our Team



Mihnea "de Vries" Chis

CEO

Founded KopterX, a start-up assembling high-end heavy drones for aerial cinematography. Founded the first Internet Service Provider in his hometown, back in '96.



Deepanish Jain

CTO

Co-Founded and successfully exit 2 companies. The recent one, Signals (Shifu), was acquired by PayTM/Alibaba for $8M.

Offering Summary

Company	:	Scooterson Inc.
Corporate Address	:	548 Market St #71050, San Francisco, CA 94104
Offering Minimum	:	$10,000.00
Offering Maximum	:	$145,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Convertible Promissory Notes
Type of Equity Converted Into	:	Common Stock
Conversion Trigger	:	$1,000,000.00
Maturity Date	:	June 30, 2023
Valuation Cap	:	$19,000,000.00
Discount Rate	:	20.0%
Annual Interest Rate	:	1.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in Scooterson Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $19,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 1.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

The Company currently has approximately $[312,000 in SAFEs (subscriptions receivable) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks*

$300+ | $300

1x Coupon of $600 to be redeemed when you purchase a Rolley+ scooter.

Time-Limited for the first 30 days

$400+ | $400

1x Coupon of $800 to be redeemed when you purchase a Rolley+ scooter.

Time-Limited for the first 30 days

$4000+ | $4000

1x Coupon of $2,000 to be redeemed when you purchase a Rolley+ scooter.

Time-Limited for the first 30 Days

$8000+ | $8000

1x Free of charge Rolley+ scooter (worth $2,990), 1x Coupon of $500 to be redeemed when you purchase a Rolley+ scooter, 1x Free Carbon Finish Upgrades (worth $500), Investor Edition Engraving.

Time-Limited for the first 30 days

Amount-Based Perks

$250+ | Tier 1

1x Coupon of $250 to be redeemed when you purchase a Rolley+ scooter.

$500+ | Tier 2

1x Coupon of $500 To be redeemed when you purchase a Rolley+ scooter.

$1000+ | Tier 3

1x Coupon of $1000 to be redeemed when you purchase a Rolley+ scooter.

$2000+ | Tier 4

2x Coupon of $1,000 (total worth $2000) to be redeemed when you purchase up to 2 x Rolley+ scooters (only one coupon can be redeemed per scooter).

$5000+ | Tier 5

4x Coupon of $1,000 (total worth $4,000) to be redeemed when you purchase up to 4 Rolley+ scooters (only one coupon can be redeemed per scooter).

$10,000+ | Tier 6

1x Free of charge Rolley+ scooter with free Carbon finish upgrade (Total worth $3,490), Investor Edition Engraving, and 5% bonus on the Convertible Note interest rate.

$20,000+ | Tier 7

2x Free of charge Rolley+ scooter with free Carbon finish upgrades (Total worth $6,980), Investor Edition Engraving, and 10% bonus on the Convertible Note interest rate.

**All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

For the past century, people have enjoyed traveling on two wheels, and now, in the Era of Smartphones, Apps, and Artificial Intelligence, it's time the urban rider received an upgrade.

Introducing Rolley Scooterson, the intelligent scooter, organically designed and engineered from the ground up to help you ride easier and smarter.

Using the latest mobile technologies and modern materials, we created an award-winning 2-wheeled vehicle that is controlled completely by your smartphone.

The Scooterson App transforms your smartphone into an intelligent scooter dashboard.

When you are within the activation range, the Scooterson App becomes your scooter key. You just open the App, then use Touch ID or Face ID to unlock your Rolley.

Using motion detection and advanced algorithms, the App recognizes your movements.

There's no need for a gear shifter or even an accelerator.

You start Scooterson the same way you would a kick-scooter.

The body-gesture control system controls gear selection: an initial push engages the lower gear, a second push shifts to the upper gear. After that, you simply sit to achieve top speed. How cool is that?

Of course, you still need to pull the brake lever to stop; however, you won't need to worry about the kickstand because Rolley stands by itself and it will automatically lock when you walk away.

Sharing is caring.

Using the App, your friends and family can request to use your Rolley.

You'll receive a notification via the app, and if you grant them access, your guest can unlock your scooter, ride it, and access all the features you make available to your guest user profile.

The passive Auto-Balance design makes Rolley very easy to operate, even for those with little experience riding a bicycle or a kick-scooter.

Step one. Sit on the cushioned seat.

Step two. Put both feet on the scooter.

Step three, well, there really isn't a step three since Rolley balances itself.

Step four. Press the accelerator button.

In fact, it's so easy, even your grandmother can ride it. Experience pure joy without the learning

curve.

Whenever you share your scooter, you can locate it at any time using the 'Find My Scooter' feature in the Scooterson App.

For peace of mind, we've created an optional tracking module. Sentry Mode will automatically activate when you park the scooter.

Also, the anti-tampering alarm will send a notification to your phone if someone attempts any shenanigans with your Scooter

Your scooter learns your unique riding style and will suggest operating modes to help you improve battery range during your normal daily rides.

The Scooterson App is aware of your location, whether at home or work, and knows exactly when and where to remind you to charge the scooter battery. That means you can ride free throughout the day without experiencing low battery anxiety syndrome.

We wanted to build the ultimate electric scooter accompanied by unparalleled customer experience. To meet these demands, Scooterson was designed by a California, while everyone else is still using technology from past decades.

Our manufacturing techniques are cutting edge, using some of the most advanced technologies and materials available for building vehicles.

Carbon-fiber reinforced polymer body, precision-machined aerospace-grade alloy parts, on a 3D bent aluminum alloy chassis, are all glued together with a space-age structural adhesive.

When you ride a Scooterson, you'll understand you're riding the most advanced electric scooter out there.

Rolley Scooterson.

Ride smarter.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2020 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. TaxDrop LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the

amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable,

the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the Common Stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of

the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%2021%% - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on June 30, 2023 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 20% of the per share price paid by the Investors or (ii) the price equal to the quotient of $19,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital Common Stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the Common Stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $19,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the

restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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